Exhibit 99.4

NORBORD INC.

Certificate Pursuant to National Instrument 54-101

Communication with Beneficial Owners of Securities of a Reporting Issuer

TO:	British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities, Service Newfoundland and Labrador

Office of the Yukon Superintendent of Securities

Office of the Superintendent of Securities, Northwest Territories

Nunavut Securities Office

Norbord Inc. (the “Issuer”) hereby certifies, pursuant to paragraph 2.20(c) of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), that it is relying upon section 2.20 of NI 54-101 in connection with the abridgement of certain of the time periods specified in NI 54-101 in respect of the special meeting of the Issuer’s shareholders scheduled for January 19, 2021 and that it has made the arrangements described in paragraphs 2.20(a) and 2.20(b) of NI 54-101.

Dated the 23rd day of December, 2020.

NORBORD INC.

By:	“Tracy Connelly McGilley”
Name: Tracy Connelly McGilley
Title: General Counsel and Corporate Secretary